Exhibit 99.1

INNOVIZ TECHNOLOGIES LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the annual general meeting of shareholders (the “Meeting”) of Innoviz Technologies Ltd. (the “Company”) will be held on Wednesday, December 8, 2021, at 4:00 p.m. Israel time (9:00 a.m. Eastern time), at the Company’s offices, located at 2 Amal Street, Afek Industrial Park Rosh HaAin, 4809202, Israel.

The agenda of the Meeting shall be as follows:

1.
Approval of the re-election of each of Aharon Aharon and Orit Stav, as Class I directors of the Company to hold office until the close of the annual general meeting of the Company in 2024, and until their respective successors are duly elected and qualified;

2.	Approval of an amendment to the articles of association of the Company; and

3.
Approval and ratification of the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernest & Young, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.

In addition, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2020.

We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

In accordance with the Israeli Companies Law 5759-1999, and regulations promulgated thereunder (the “Companies Law”), any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, to the Company’s offices, c/o Dana Nutkevitch, General Counsel, at 2 Amal Street, Afek Industrial Park Rosh HaAin, 4809202, Israel, no later than Wednesday, November 10, 2021. To the extent that there are any additional agenda items that the board of directors determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than Wednesday, November 17, 2021, which will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov. Shareholders are also able to review the proxy statement at the “Investors” portion of our website, https://ir.innoviz.tech/ or at our headquarters at 2 Amal Street, Afek Industrial Park Rosh HaAin, 4809202, Israel, upon prior notice and during regular working hours (telephone number: +972-74-700-3699) until the date of the Meeting.

The approval of each of the Proposals requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s ordinary shares (“Shares”) present, in person or by proxy, and voting on the matter.

Only shareholders of record at the close of business on Tuesday, November 2, 2021 (the “Record Date”) will be entitled to receive notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

As of Tuesday, November 2, 2021, the Company had 133,694,399 issued and outstanding Shares, each of which is entitled to one vote upon the matters to be presented at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting.  Accordingly, after reading the Notice of Annual General Meeting of Shareholders and the proxy statement, please sign, date and mail the proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.  If voting by mail, the proxy card must be received by Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 or at our registered office no later than 11:59 p.m. EDT on Tuesday, December 7, 2021 to be validly included in the tally of ordinary shares voted at the Meeting.  Detailed proxy voting instructions will be provided both in the proxy statement and in the proxy card.

All Shares represented by properly executed proxies received prior to or at the Meeting and not revoked prior to, or at, the Meeting in accordance with the procedures described in the proxy statement, will be voted as specified in the instructions indicated in such proxies. Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Company’s board of directors recommends a “FOR”.

A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, and who hold or represent Shares conferring in the aggregate at least twenty-five percent (25%) of the voting power in the Company. For this purpose, abstaining shareholders shall be deemed present at the meeting. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to Wednesday, December 15, 2021, at the same time and place. At the adjourned Meeting, any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

By the Order of the Board of Directors,

Amichai Steimberg
Chairman of the Board of Directors of the Company

Dated: Tuesday, November 3, 2021

ii

INNOVIZ TECHNOLOGIES LTD.

2 Amal Street,
Afek Industrial Park Rosh HaAin
 Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

 TO BE HELD ON DECEMBER 8, 2021

This proxy statement is furnished to the holders of ordinary shares, of no par value (the “Shares”), of Innoviz Technologies Ltd. in connection with the annual general meeting of shareholders of the Company to be held at the Company’s offices at 2 Amal Street, Afek Industrial Park Rosh HaAin, 4809202, Israel on Wednesday, December 8, 2021, at 4:00 p.m. Israel time (9:00 a.m. Eastern time), and thereafter as it may be adjourned from time to time (the “Meeting”). Unless the context otherwise requires, references in this Proxy Statement to “Innoviz,” the “Company,” “we” or “our” refer to Innoviz Technologies Ltd.

At the Meeting, the following resolutions will be proposed for adoption by the shareholders (each, a “Proposal”):

1.          Approval of the re-election of each of Aharon Aharon and Orit Stav, as Class I directors of the Company to hold office until the close of the annual general meeting of the Company in 2024, and until their respective successors are duly elected and qualified;

2.          Approval of an amendment to the articles of association of the Company; and

3.          Approval and ratification of the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernest & Young, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.

In addition, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2020.

Shareholders Entitled to Vote

Only holders of record of Shares at the close of business on November 2, 2021 (the “Record Date”) are entitled to receive notice of, and to vote at, the Meeting.

As of November 2, 2021, the Company had 133,694,399 issued and outstanding Shares. Each Share is entitled to one vote on each matter to be voted on at the Meeting. The votes of all shareholders voting on a matter are counted and abstentions are not taken into account (other than for quorum purposes).

Proxies

All shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided.

If you hold ordinary shares in “street name,” that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with the voting instructions on your voting instruction card. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Please follow the instructions on the proxy card or voting instruction card received from your bank, broker or nominee. You may also be able to submit voting instructions to a bank, broker or nominee by phone or via the Internet if your voting instruction card describes such voting methods. Please be certain to have your control number from your voting instruction card ready for use in providing your voting instructions.

It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count for the Proposal.

Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Shares covered thereby in accordance with the directions of the shareholder executing such proxy. Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Company’s board of directors (the “Board”) recommends a “FOR”.

Meeting Agenda

In accordance with the Israeli Companies Law 5759-1999, and regulations promulgated thereunder (the “Companies Law”), any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, to the Company’s offices, c/o Dana Nutkevitch, General Counsel, at 2 Amal Street, Afek Industrial Park Rosh HaAin, 4809202, Israel, no later than Wednesday, November 10, 2021. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than Wednesday, November 17, 2021, which will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov. Shareholders are also able to review the proxy statement at the “Investors” portion of our website, https://ir.innoviz.tech/ or at our headquarters at 2 Amal Street, Afek Industrial Park Rosh HaAin, 4809202, Israel, upon prior notice and during regular working hours (telephone number: +972-74-700-3699) until the date of the Meeting.

Expenses and Solicitation

The Company expects to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about November 10, 2021. This proxy statement and the accompanying proxy card are also available to the public at the Commission’s website at http://www.sec.gov and at the “Investors” portion of our website, https://ir.innoviz.tech/.

All costs of solicitation of proxies will be borne by the Company. In addition to solicitations by mail, certain of the Company’s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, telegraph and personal interviews. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the beneficial owners of Shares held in their names, and the Company will reimburse them for their reasonable out-of-pocket costs.

Quorum and Voting Requirements

The quorum required consists of two or more shareholders who are present in person or proxy (or who have delivered a proxy card indicating their manner of voting) and who together hold or represent Shares conferring in the aggregate at least twenty-five percent (25%) of the voting power in the Company. For this purpose, abstaining shareholders shall be deemed present at the meeting. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting shall be adjourned to Wednesday, December 15, 2021, at the same time and place. At the adjourned Meeting, any number of shareholders who are present in person or by proxy, or who have delivered a proxy card, shall constitute a quorum.

The approval of each of the Proposals requires the affirmative vote of the Company’s shareholders holding at least a majority of the Shares present, in person or by proxy, and voting on the matter.

How You Can Vote

You can vote either in person at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting. You may vote in any of the manners below:

•
By Internet—If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet;

•
By telephone—If you are a shareholder of record, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your shares offers telephone voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit a proxy by telephone; or

•
By mail—If you are a shareholder of record, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your shares, and the brokerage firm, bank or other similar organization is required to vote your shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization.

We currently intend to hold the Meeting in person. Depending on developments with respect to the COVID-19 pandemic, we may hold the Meeting virtually at the above date and time instead. In the event that we determine that a change to a virtual meeting format is advisable or required, an announcement of such change will be published in a Form 6-K filed with the SEC.

Beneficial Owners

If you are a beneficial owner of the ordinary shares held in a brokerage account or by a trustee or nominee, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee.  As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote those ordinary shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your ordinary shares, giving you the right to vote the ordinary shares at the Meeting.  Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your ordinary shares.

Registered Holders

If you are a shareholder of record whose ordinary shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC, you can vote your ordinary shares by attending the Meeting or by completing and signing a proxy card.  In such case, these proxy materials are being sent directly to you.  As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card or to vote in person at the Meeting. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us a written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting.  We will not be able to count a proxy card unless we receive it at our headquarters at 2 Amal Street, Afek Industrial Park Rosh HaAin, 4809202, Israel, or Broadridge Financial Solutions, Inc. receives it in the enclosed envelope no later than 23:59 p.m. EDT on December 7, 2021.

If you provide specific instructions (by marking a box) with regard to the Proposals, your ordinary shares will be voted as you instruct.  If you sign and return your proxy card or voting instruction form without giving specific instructions your ordinary shares will be voted in favor of each Proposal in accordance with the recommendation of the Board.  The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 25 of the Company’s Articles of Association.

Who Can Vote

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on November 2, 2021, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

Revocation of Proxies

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. A shareholder who holds shares in “street name” should follow the directions of, or contact, the bank, broker or nominee if he, she or it desires to revoke or modify previously submitted voting instructions.

Solicitation of Proxies

Proxies are being distributed to shareholders beginning Wednesday, November 10, 2021. Certain officers, directors, employees and agents of Innoviz, may solicit proxies by telephone, emails, or other personal contact.  We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares.

Voting Results

The final voting results will be tallied by the Company based on the information provided by [Broadridge Financial Solutions, Inc.] or otherwise, and the overall results of the Meeting will be published following the Meeting in a report of foreign private issuer on Form 6-K that will be furnished to the SEC.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this proxy statement are available at the “Investors” portion of our website, https://ir.innoviz.tech/.  The contents of that website are not a part of this proxy statement.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the Commission. Our filings are available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

AFTER CAREFUL CONSIDERATION, THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

The table below reflects the Company’s compensation costs related to the employment of our five most highly compensated office holders (as defined in the Companies Law) with respect to the year ended December 31, 2020. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” For purposes of the table below, “compensation” includes amounts accrued or paid in connection with salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites (such as car and phone), social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company (in USD), as recognized in our financial statements for the year ended December 31, 2020, including compensation paid to such Covered Executives following the end of the year in respect of services provided during the year. Each of the Covered Executives was covered by our directors’ and officers’ liability insurance policy and was granted an indemnification letter as approved by our shareholders in accordance with applicable law and our articles of association.

Name and Principal Position(1)	Salary and benefits(2)	Bonus(3)	Equity-Based Compensation(4)	Total
USD$
Ronnen Lovinger (former) Chief Operating Officer	145,869	-	84,772	230,641
Ido Luski VP Delivery	193,467	-	37,048	230,515
Shiri Hilton Chief Human Resources Officer	195,565	-	32,970	228,535
Eldar Cegla Chief Financial Officer	204,104	-	20,488	224,592
Omer Keilaf Chief Executive Officer	221,260	-	-	221,260

(1)	All Covered Executives are employed on a full time (100%) basis, except for Ronnen Lovinger whose employment terminated October 21, 2020.

(2)
Includes the Covered Executive’s gross salary and benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executives, payments, contributions and/or allocations for savings funds (e.g., Managers’ Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurance (e.g., life, disability, accident), telephone, convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with the Company’s policies.

(3)	N/A

(4)
Represents the equity-based compensation expenses recorded in the Company’s consolidated financial statements for the year ended December 31, 2020, based on the equity fair value on the grant date, calculated in accordance with accounting guidance for equity-based compensation. For a discussion on the assumptions used in reaching this valuation, see Note 11 to our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2020 as filed with the Commission on April 21, 2021.

PROPOSAL NO. 1

APPROVAL OF THE RE-ELECTION OF EACH OF AHARON AHARON AND
ORIT STAV, AS CLASS I DIRECTORS OF THE COMPANY TO HOLD OFFICE
UNTIL THE CLOSE OF THE ANNUAL GENERAL MEETING OF THE
COMPANY OF 2024

At the Meeting, shareholders will be asked to approve the re-election of each of Aharon Aharon and Orit Stav as Class I directors of the Company to hold office until the close of the annual general meeting of the Company of 2024, and until their respective successors are duly elected and qualified. The Board has determined that each of the director nominees, qualifies as an “independent director” under the rules of the Nasdaq Stock Market.

There are currently eight directors serving on the Board, two of whom are standing for re-election or election under this Proposal No. 1. The Class I directors attended 100% or more of the meetings of the Board and its committees on which they served, held since the previous annual general meeting.

Set out below are details on the directors standing for re-election or election:

Aharon Aharon joined the Board upon the completion of the Business Combination. Since 2017, Mr. Aharon has served as the Chief Executive Officer of the Israel Innovation Authority, an independent public entity that operates for the benefit of the Israeli innovation ecosystem and Israeli economy as a whole. Prior to joining the Israeli Innovation Authority, Mr. Aharon served as the Corporate Vice President of Hardware Technologies and General Manager of Apple Israel from 2011 to 2017. Prior to his time at Apple, Mr. Aharon served as the Chief Executive Officer of Camero, a leading provider of UWB imaging radars, from 2004 to 2010 (when the company was acquired). In addition, Mr. Aharon served as Chairman of the board of directors of Discretix Technologies from 2003 to 2010 (Discretix was acquired by ARM in 2014). From 2001 to 2003, Mr. Aharon was the Chief Executive Officer of Seabridge. Prior to joining Seabridge, Mr. Aharon was the Chief Operating Officer of Zoran, a Silicon Valley-based, leading provider of digital solutions in the digital entertainment and digital imaging market. Mr. Aharon started his professional career at IBM Research and has a B.Sc in Computer Engineering and a M.Sc in Electrical Engineering from the Israel Institute of Technology.

Orit Stav joined the Board after the completion of the Business Combination. Ms. Stav is a seasoned investment manager with 20 years of experience in the Technology, Venture Capital, and Private Equity sectors. She currently serves as a member of the board of directors of the following companies: Camtek Ltd., Doral Renewable Energy Resources Ltd., Hadasit Bio-holdings Ltd., YSB Group HomeBioGaz, A.Luzon Real Estate and Finance Ltd. and ORT Technologies Ltd. Since 2015, Ms. Stav has served as a Managing Partner at Israel Innovation Partners. Prior to that, she represented Siemens Venture Capital in Israel, and led investments in technology startups. Ms. Stav holds a Master of Business Administration from Hertfordshire University, UK, and a Bachelor’s degree in Arts (Economics and Management) from the Tel Aviv University.

Each of the director nominees named above has certified to us that he or she complies with all requirements under the Companies Law for serving as a director. Such certifications will be available for inspection at the Meeting.

For information on the compensation payable to our directors, please see our annual report for the fiscal year ended December 31, 2020, filed on Form 20-F with the Commission on April 21, 2021 (the “Annual Report”).

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the re-election of each of Aharon Aharon and Orit Stav as Class I directors of the Company to hold office until the close of the annual general meeting of the Company of 2024, and until their respective successors are duly elected and qualified.”

The Board recommends shareholders vote “FOR” Proposal No. 1

PROPOSAL NO. 2

APPROVAL OF AN AMENDMENT TO THE ARTICLES OF ASSOCIATION OF
THE COMPANY

At the Meeting, shareholders will be asked to approve an amendment the Company’s articles of association (“Articles”) such that the following Article 63 shall be added to the Articles:

“JURISDICTION

63. (a) Unless the Company consents in writing to the selection of an alternative forum, with respect to any causes of action arising under the U.S. Securities Act of 1933 as amended, against any person or entity, including such claims brought against the Company, its directors, officers, employees, advisors, attorneys, accountants or underwriters, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act of 1933, as amended; and (b) unless the Company consents in writing to the selection of an alternative forum, the competent courts in Tel Aviv, Israel shall be the exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Securities Law. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of the Company shall be deemed to have notice of and consented to these provisions. This Article 63 shall not apply to causes of action arising under the U.S. Exchange Act of 1934, as amended.”

We believe that adopting the amendment is in the best interests of the Company and its shareholders for the following reasons:

•	The federal forum selection provision allows for the consolidation of multi-jurisdiction litigation and reduces the risk that the outcome of cases in multiple jurisdictions could be inconsistent;

•	The amendment will help avoid state court forum shopping and provide for efficiencies in managing the procedural aspects of securities litigation; and

•
The amendment restates the current provision that all intra-corporate disputes be litigated in the State of Israel, where the Company is incorporated and whose law governs such disputes. Moreover, the Israeli courts have developed considerable expertise in dealing with corporate law issues involving Israeli listed companies, as well as a substantial and influential body of case law construing Israel’s corporate law and long-standing precedent regarding corporate governance.

The amendment will only regulate the forum where shareholders may file certain claims. It does not affect the remedies available if such claims are successful. Moreover, the Company will retain the ability to consent to an alternative forum in circumstances where the Company determines that its interests and those of its shareholders are best served by permitting a particular dispute to proceed in a forum other than the federal district courts or State of Israel, as applicable.

Given these considerations, the Board has determined that it is in the best interests of the Company that the Company’s articles of association be amended to include these exclusive forum selection provisions. There is, however, uncertainty as to whether a court would enforce these provisions, and although current case law indicates it is enforceable, there is no certainty that this will remain the case in the future.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the amendment to the articles of association of the Company, as detailed in the Proxy Statement, dated November 3, 2021.”

The Board recommends shareholders vote “FOR” Proposal No. 2

PROPOSAL NO. 3

APPROVAL AND RATIFICATION OF THE RE-APPOINTMENT OF KOST
FORER GABBAY & KASIERER, A MEMBER OF ERNST & YOUNG, AS THE
INDEPENDENT AUDITORS OF THE COMPANY FOR THE PERIOD ENDING
AT THE CLOSE OF THE NEXT ANNUAL GENERAL MEETING

Under the Companies Law and our articles of association, the shareholders of our Company are authorized to appoint the Company’s independent auditors. Under our articles of association, the Board (or a committee, if it is so authorized by the Board) is authorized to determine the independent auditor’s remuneration. In addition, the approval by the Company’s audit committee of the independent auditor’s re-appointment and remuneration is required under the corporate governance rules of the Nasdaq Stock Market.

 Following the recommendation by the Company’s audit committee and the Board, it is proposed that Kost Forer Gabbay & Kasierer, a member of Ernest & Young Global, be reappointed as the Company’s independent registered public accounting firm for the fiscal year ending on December 31, 2021 and until the close of the next annual general meeting, and to authorize the Board, upon recommendation of the Company’s audit committee, to determine the remuneration of such independent public accountants in accordance with the volume and nature of their services. Such auditors served as the Company’s auditors for fiscal year 2020 and have no relationship with the Company or with any affiliate of the Company, except as described in the Annual Report. Information on fees paid to the Company’s independent public accountants may be found in the Annual Report.

 At the Meeting, it is proposed that the following resolution be adopted:

 “RESOLVED, to approve and ratify the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernest & Young Global, an independent accounting firm, as the Company’s independent registered public accounting firm for the fiscal year ending on December 31, 2021 and until the close of the next annual general meeting, and to authorize the Board, upon recommendation of the Company’s audit committee, to determine the remuneration of such independent public accountants in accordance with the volume and nature of their services.”

The Board recommends shareholders vote “FOR” Proposal No. 3

OTHER BUSINESS

Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

By the Order of the Board of Directors,

Amichai Steimberg, Chairman of the Board of Directors of the Company

Dated: Wednesday, November 3, 2021